SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: April 27th, 2009

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

SILICOM CHOSEN BY LEADING
MANUFACTURER OF APPLICATION
ACCELERATION APPLIANCES

– Initial Purchase Orders Received: Annual ‘Run Rate’ Expected to Reach ~$3M Per Year –

        KFAR SAVA, Israel – April 27, 2009 – Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has been selected by one of the world’s largest manufacturers of application acceleration solutions to supply multi-port cards for its appliances, and that, based on customer’s forecasts, it expects the volume of associated purchase orders to begin ramping up gradually to an annual level of $3 million.

        Silicom will deliver two types of multi-port gigabit Ethernet server adapters customized for deployment within the customer’s newest application acceleration appliances. All of the customer’s appliances of this model will include at least one of the Silicom cards as a standard, with an option for additional cards as well. Silicom has already received initial purchase orders amounting to approximately $ 150,000 for these cards.

        “We are excited to have achieved this strategic win with one of the application acceleration industry’s most important players,” said Shaike Orbach, Silicom’s President and CEO. “The rapid uptake of Web 2.0 and mobile applications has led to brisk demand for these critical solutions, as companies fight to contain spiraling server costs. In a market where maximum performance is the name of the game, we are particularly proud to have been chosen as a top-performer in our class.”

        Mr. Orbach continued, “The customer has led us to expect larger purchase orders over the medium-to-long term, and we hope to see significant purchase orders before the end of the year. In parallel, we are currently engaged in discussions regarding additional projects and specialized products for this customer, and hope to be able to increase the scope of our cooperation over time.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1-646-201-9246
E-mail: erang@silicom.co.il	E-mail: info@gkir.com